UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2001 . . . . . . . . .  SEC FILE NUMBER 000-29865
                                                      CUSIP NUMBER 14915C 10 8
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant            CATHAYONE, INC.
                                            ---------------

         Former Name if Applicable          N/A
                                            -----------

         Address of Principal Executive Office:
                  2100 Pinto Lane, Las Vegas, Nevada 89106
                  ----------------------------------------

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company has spent the past three months working to finish the Company's year end audit and file the Form 10-KSB for the year ended December 31, 2000. The diversion of staff to the completion of the audit and filing of the Form 10-KSB has not allowed the Company to finish the financial statements for the quarter ended March 31, 2001 in a timely matter. Because of the effort expended to complete the audit and file the Form 10-KSB, which was filed May 16, 2001, the Company was not able to file its Form 10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                  Brian Ransom       Director            (604) 687-8381
                  -----------------------------------------------------
                  (Name)              (Title)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                 (X ) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 ( ) Yes (X ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                                       N/A

                                 Cathayone, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 16, 2001                    By: /s/ Brian Ransom
      ------------                    ------------------------
                                      Name: Brian Ransom
                                      Title: Director


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